FINCH THERAPEUTICS GROUP, INC.

200 Inner Belt Road, Suite 400

Somerville, Massachusetts 02143

March 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tara Harkins
Ms. Kate Tillan
Ms. Margaret Schwartz
Ms. Laura Crotty

RE:	Finch Therapeutics Group, Inc.

Registration Statement on Form S-1

File No. 333-253622

Ladies and Gentlemen:

Finch Therapeutics Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 18, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta and Courtney T. Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at +1 212 479 6474, or in his absence, Courtney T. Thorne at +1 617 937 2318.

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Very truly yours,

FINCH THERAPEUTICS GROUP, INC.

By:	/s/ Mark Smith
Name:	Mark Smith, Ph.D.
Title:	Chief Executive Officer

cc:	Joseph D. Vittiglio, Finch Therapeutics Group, Inc.
Divakar Gupta, Cooley LLP
Ryan S. Sansom, Cooley LLP
Courtney T. Thorne, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

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